

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Patrick J. Spratt
Chief Financial and Accounting Officer
KVH Industries, Inc.
50 Enterprise Center
Middletown, RI 02842

October 28, 2009

Re:   **KVH Industries, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2008**
**Filed March 13, 2009**

Dear Mr. Spratt:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director